FIRST USA

                                                                   Contact:
                                                           David C. Webster
                                                            First USA, Inc.
                                                             (214) 849-3755

News Release

FOR IMMEDIATE RELEASE

                       FIRST USA ANNOUNCES COMPLETION
                    OF CAPITAL SECURITIES EXCHANGE OFFER

      DALLAS -- June 19, 1997 -- First USA, Inc. (NYSE: FUS) and First USA Capital Trust I announced today that they had accepted approximately $118,975,000 aggregate liquidation amount of the 9.33% Series A Capital Securities of the Trust for exchange into 9.33% Series B Capital Securities of the Trust pursuant to their exchange offer, which expired at 9:00 a.m.
(EDT) on Thursday, June 19, 1997. The 9.33% Series B Capital Securities of the Trust will be delivered promptly.

      First USA Capital Trust I is a Delaware statutory business trust organized by First USA.

      First USA's pending tender offer to purchase any and all of the Trust's outstanding 9.33% Series A Capital Securities and 9.33% Series B Capital Securities at $1,172.50 per $1,000 liquidation amount will continue in effect. The tender offer and withdrawal rights will expire at 9:00 a.m.
(EDT) on June 30, 1997, unless extended. The tender offer is subject to completion of the previously announced merger of First USA and BANC ONE CORPORATION (NYSE: ONE), with BANC ONE continuing as the surviving corporation.

      First USA (www.firstusa.com) is a financial services company specializing in the credit card business and is among the largest providers of Visa and MasterCard services in the nation. First USA had approximately
16.3 million credit cards issued and $23.2 billion in total loans outstanding at March 31, 1997. First USA participates in the payment processing business through its 57% interest in First USA Paymentech, Inc.